Registration No. 333-73746
MTN No. 580 Rule 424(b)(2)
PRICING SUPPLEMENT No. 28 Dated August 22, 2003 (To Prospectus dated August 13, 2003)
$15,000,000,000
H O U S E H O L D F I N A N C E C O R P O R A T I O N
Medium Term Notes
Due Nine Months or More from Date of Issue
Principal Amount: $300,000,000
Price to Public: 100%	Proceeds to HFC: 99.955%
Issue Date: August 27, 2003	Stated Maturity: February 28, 2005
Redeemable On or After: Not Applicable
Initial Interest Rate: To be determined on August 27, 2003
Interest Rate Basis: Federal Funds Open Rate (see Appendix A attached)
Index Maturity: Daily
Spread or Spread Multiplier: Plus .18% (18 basis points).

Interest Payment Dates: On the 28th of November, February, May and August of each year, commencing November 28, 2003, and the Stated Maturity. If said day is not a Business day, such interest payment date shall be postponed to the next succeeding Business Day except if such day falls in the next calendar month, such Interest Payment Date will be the immediately proceeding day that is a Business Day.

Regular Record Date: The date fifteen (15) calendar days (whether or not a Business Day) prior to each Interest Payment Date or the Stated Maturity, as the case may be.

Interest Reset Date: On each Business Day, except that (I) the Federal Funds Open Rate in effect for any day that is not a Business Day shall be the Federal Funds Open Rate in effect for the prior Business Day and (ii) the Interest Rate in effect for the two Business Days before an Interest Payment Date or the Stated Maturity Date shall be the Interest Rate in effect on the second Business Day prior to said Interest Payment Date or Stated Maturity Date, as the case may be.

Interest Determination Date: Each Interest Reset Date.
Agents	Principal Amount Purchased
HSBC Securities (USA) Inc.	$294,000,000	DTC 2467
The Williams Capital Group, L.P.	$ 3,000,000
Ramirez & Co., Inc.	$ 3,000,000
Agent's Discount or Commission: .045%	CUSIP: 44181KR55

 Appendix A

Notwithstanding anything to the contrary contained in the Prospectus dated August 13, 2003, "Federal Funds Rate" for the Medium-Term Notes offered by this pricing supplement (the "Notes") means the rate on the applicable Interest Determination Date for United States dollar federal funds as displayed under the heading "Federal Funds" and opposite the caption "Open" on Bridge Telerate, Inc. or any successor service on page 5 or any other page as may replace the applicable page on that service ("Telerate Page 5").

The following procedures will be followed if the Federal Funds Rate cannot be determined as described above:

  If the rate described above is not displayed on Telerate Page 5 at 3:00 P.M., New York City time on the related Calculation Date, the Federal Funds Rate for the applicable Interest Determination Date will be the Federal Funds Opening Rate for the day displayed on the FEDSPREB Index on Bloomberg.
  If the Federal Funds Rate is not so displayed on Telerate Page 5 or the FEDSPREB Index on Bloomberg at 3:00 P.M., New York City time on the related Calculation Date, the Federal Funds Rate for the applicable Interest Determination Date will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York, which may include the calculation agent and its affiliates, selected by the calculation agent before 9:00 A.M., New York City time on the applicable Interest Determination Date.
  If fewer than three brokers selected by the calculation agent are quoting as described above in clause (2), the Federal Funds Rate in effect for the applicable Interest Determination Date will be the Federal Funds Rate in effect on the applicable Interest Determination Date.